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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                         (Amendment No. 2)*


                       PRATT & LAMBERT UNITED, INC.
                             (Name of Issuer)


                               Common Stock
                      (Title of Class of Securities)


                                739-732-105
                              (CUSIP Number)


    Paul N. Edwards, Esq., Phillips, Lytle, Hitchcock, Blaine & Huber,
    3400 Marine Midland Center, Buffalo, N.Y.  14203 (716) 847-7020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            January 9, 1996
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box [   ].

Check the following box if a fee is being paid with the statement [ X ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No.  739-732-105

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Raymond D. Stevens, Jr.
               ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               PF, OO


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                 0

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH            0

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH             0

                    10   SHARED DISPOSITIVE POWER

                         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         0


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739-732-105

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Joseph J. Castiglia
               ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               PF, OO


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                 24,000

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH            0

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH             24,000

                    10   SHARED DISPOSITIVE POWER

                         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         24,000


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .1%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739-732-105

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               James R. Boldt
               ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               PF, OO


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                 0

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH            0

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH             0

                    10   SHARED DISPOSITIVE POWER

                         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         0


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          This Statement relates to 1,018,772 shares, or approximately 8.9%, of the outstanding Common Stock, $.01 par value, (the "Common Stock") of Pratt & Lambert United, Inc.,
75 Tonawanda Street, Buffalo, New York 14207 (the "Company"), formerly beneficially owned by three shareholders of the Company who are subject to a Shareholder Agreement dated February 25, 1995, by and among certain former shareholders of United Coatings, Inc., the Company predecessor, Pratt & Lambert, Inc. ("Pratt & Lambert") and such shareholders (the "Agreement").

          This Statement also relates to 4,563,651 shares, or approximately 40%, of the Common Stock of the Company formerly subject to a certain Stock Option, Pledge and Security Agreement (the "Stock Option Agreement"), to which Mr. Stevens is a party.

          The names of the Company's principal executive officers, each of whose address is c/o Pratt & Lambert
United, Inc., 75 Tonawanda Street, Buffalo, New York 14207, are as follows:

  R.D. Stevens, Jr.                R.L. Clark
    Chairman of the Board            Executive Vice President

  J.J. Castiglia                   J.R. Boldt
    President, Chief Executive       Vice President and Secretary
    Officer and Vice
    Chairman of the Board          D.W. Smith
                                     Vice President
  J.F. Knapp
    President and Chief            W.F. Bensman
    Executive Officer of             Vice President
    United Coatings, Inc. and
    Vice Chairman of the Board     J.M. Culligan
                                     Treasurer

  Austin E. Floyd
    President, Southern Coatings, Inc.

  Ewald H. Hoerster
    President, Industrial Coatings Division


Item 2.   Identity and Background.

          This Statement is filed by each of three Pratt & Lambert shareholders who are subject to the Agreement, c/o
Pratt & Lambert United, Inc., 75 Tonawanda Street, Buffalo,
New York 14207. Such Pratt & Lambert shareholders are Raymond D. Stevens, Jr., Joseph J. Castiglia and James R. Boldt (together, the "Parties" and each individually, a "Party"). Each Party is a United States citizen.

          For each Party, the address and present principal occupation is set forth below. Their business address is c/o Pratt & Lambert United, Inc., 75 Tonawanda Street, Buffalo,
New York 14207.

     Name                    Address              Occupation

Raymond D. Stevens, Jr.  81 Hallam Road        Chairman of the Board
                         Buffalo, NY 14216

Joseph J. Castiglia      1749 Reading Road     President, Chief
                         West Falls, NY 14170  Executive Officer and
                                               Director

James R. Boldt           142 Audubon Drive     Vice President and
                         Snyder, NY 14226      Secretary

          During the last five years, none of the Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violations of such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

          No funds were required to be paid by the Parties, and no additional shares of Common Stock of the Company were acquired by the Parties in connection with the Merger discussed in Item 4 below. Future acquisitions of Common Stock, if any, may be made with personal funds of the parties, through employee benefit plans of the Company, or otherwise.


Item 4.   Purpose of Transaction.

          The Agreement was entered into in connection with the merger of United Coatings, Inc. ("United") into Pratt & Lambert (the "Merger"). In the Merger, United shareholders received cash and Common Stock, and most United shareholders executed a Shareholder Agreement with several Pratt & Lambert shareholders. As a result of the Merger, United Coatings was merged into Pratt & Lambert, and a new wholly owned subsidiary of the Company named United Coatings, Inc. was established, to which the assets and business of United Coatings was transferred.

          Except as summarized in Item 6 and as noted below, none of the Parties have any present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

          On November 4, 1995, The Sherwin-Williams Company ("Sherwin-Williams") and SWACQ, Inc., its wholly owned subsidiary, entered into the Stock Option Agreement with certain shareholders of the Company, including Mr. Stevens, his wife, his adult son and certain related trusts for the benefit of family members. The Stock Option Agreement covers 4,563,651 shares (the "Option Shares") collectively owned by the parties thereto (representing approximately 40% of the outstanding shares calculated on a fully diluted basis). Mr. Stevens and related parties own an aggregate of 318,124 Option Shares subject to the Stock Option Agreement. Pursuant to the Stock Option Agreement, each of the parties has granted to Sherwin-Williams and SWACQ, Inc. an irrevocable option to purchase such party's Option Shares for $35.00 per Option Share in cash, which option is exercisable by Sherwin-Williams or SWACQ, Inc. on or after January 2, 1996, as well as an irrevocable proxy to vote such Option Shares.

          On Tuesday, January 8, 1996, as a result of the Offer, the New York Stock Exchange suspended trading in the Common Stock because fewer than 600,000 shares remained outstanding.
Application to delist the Common Stock is expected to be made by Sherwin-Williams in the near future.

          On January 9, 1996, Sherwin-Williams and SWACQ, Inc. paid the purchase price for the Securities, as well as for all other shares of common stock, par value $.01 per share, of the Company which had been validly tendered to and not properly withdrawn from the Offer, as such term is defined in the
Schedule 14D-1 filed by SWACQ, Inc. and Sherwin-Williams on November 9, 1995, as subsequently amended. As a result, Sherwin-Williams became the beneficial owner of the Securities and such other shares, including all shares which had previously been beneficially owned by the Parties except 24,000 currently exercisable options held by Mr. Castiglia, which will be cashed out at the difference between the exercise price and $35.00 per share in the short form merger of SWACQ, Inc. with and into the Company expected to occur in the near future.

          On December 22, 1995, Mr. Boldt exercised options for 7,000 shares. On January 2, 1996, Messrs. Castiglia and Boldt exercised options for 99,000 and 42,000 shares, respectively.
Mr. Castiglia paid most of the exercise price of his options using 47,015 already-owned shares of Common Stock. On
December 29, 1995 and January 2, 1996, Mr. Castiglia gifted 3,490 and 28,570 shares of Common Stock, respectively.

          Under the Merger Agreement, Sherwin-Williams became entitled to the resignation of all but two of the directors of the Company, and to appoint nominees to such board proportionate to its ownership of common stock of the Company. Accordingly, on January 9, 1996, all the directors of the Company except Mr. Stevens and Mr. Swados resigned, and Sherwin-Williams appointed as directors of the Company the following individuals:

                              Present Principal Occupation
                              or Employment and Five-Year
Name                               Employment History

William P. Antonace      Mr. Antonace has served as Vice
                         President & Director -- Operations,
                         Coatings Division since March 1993,
                         prior to which he served as Director --
                         Materials Management, Coatings Division
                         commencing July 1992. From April 1991 to
                         July 1992, Mr. Antonace served as Vice
                         President & Director -- Sales &
                         Operations, Transportation Division.

David A. Ayres           Mr. Ayres has served as Vice President &
                         Director -- Purchasing, Coatings
                         Division commencing July 1991, prior to
                         which he served as Director of
                         Purchasing, Coatings Division commencing
                         October 1979.

Michael A. Kilbane       Mr. Kilbane has served as Vice President
                         & Director -- Marketing -- National
                         Accounts Group, Consumer Brands Division since February 1992, prior to which he served as Unit Director -- National
                         Marketing Group, Consumer Division
                         commencing February 1991. From January
                         1989 to February 1991, Mr. Kilbane
                         served as National Manager -- Dutch Boy
                         Marketing & Sales.

David N. Stefko          Mr. Stefko has served as Controller --
                         Consumer Brands Division since February
                         1991, prior to which he served as
                         Controller -- SW Marketing, Consumer
                         Division commencing September 1991. From
                         June 1989 to September 1991, Mr. Stefko
                         served as Director -- Budgets, Consumer
                         Division.

Rochelle F. Walk         Ms. Walk has served as Director --
                         Marketing Communications, Consumer
                         Brands Division since January 1993,
                         prior to which she served as Corporate
                         Counsel commencing May 1990.


Item 5.   Interest in Securities of the Issuer.

          No shares of Common Stock are beneficially owned by the Parties.

          Except as described in Item 4, none of the Parties has transacted in Company Common Stock during the sixty day period immediately prior to filing.


Item 6.   Contracts, Etc. with Respect to Securities of the
          Issuer.

          The Agreement terminated in accordance with its terms upon the purchase of shares in the Offer.


Item. 7.  Material to be Filed as Exhibits.

          A. Shareholder Agreement (incorporated by reference to Exhibit 2.2 of Form S-4, 33-78966).

          B. Joint Filing Agreement, incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D filed December 11, 1995.

          C. Power of Attorney, incorporated by reference to Exhibit C to Amendment No. 1 to Schedule 13D filed
               December 11, 1995.

          D. Agreement and Plan of Merger, dated as of November 4, 1995, among the Company, Sherwin-Williams and SWACQ, Inc., incorporated herein by reference to
               Exhibit 1 of the Company's Schedule 14D-9 filed
               November 9, 1995.

          E. Stock Option, Pledge and Security Agreement, dated as of November 4, 1995, among Sherwin-Williams, SWACQ, Inc. and certain shareholders of the Company, incorporated by reference to Exhibit 2 of the Company's Schedule 14D-9 filed November 9, 1995.

          F. Schedule 14D-9, incorporated by reference to Exhibit F to Amendment No. 1 to Schedule 13D filed
               December 11, 1995.


Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 9, 1996                    Raymond D. Stevens, Jr.
     Date                          Raymond D. Stevens, Jr.


January 9, 1996                    Joseph J. Castiglia
     Date                          Joseph J. Castiglia


January 9, 1996                    James R. Boldt
     Date                          James R. Boldt